

July 22, 2015

Frank A. Lodzinski
Chief Executive Officer
Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, TX 77380

>    **Re:    Earthstone Energy, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed July 2, 2015**
>    **File No. 333-205466**

Dear Mr. Lodzinski:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.    Please obtain and file as exhibits new or revised opinion(s) of counsel to give effect to the following comments.

2.    For each guarantee of the debt securities in your offering, there must be an opinion of counsel indicating that such guarantee is a legally binding obligation of the guarantor. See the guidance contained in Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), which we refer to as "SLB 19."  SLB 19 is available at www.sec.gov/interps/legal/cfslb19.htm.  Also see Item 601(b)(5)(i) of Regulation S-K.

3.        Section II.B.1.e. of SLB 19 provides that, in addition to opining on the law of the jurisdiction governing the instrument pursuant to which the guarantee is issued, "counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion." Each guarantor you name as a co-registrant in the offering was organized under the laws of the State of Texas. Therefore, counsel's statement that it expresses "no opinion as to the laws of any jurisdiction" other than the federal laws of the United States and the State laws of Delaware and New York would result in the required binding obligation opinion being too narrow.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director


cc: Reid A. Godbolt
   Jones & Keller, P.C.